Neovasc Announces 2021 Renewal of German Reimbursement NUB Status 1 Designation for Neovasc Reducer for Treatment of Refractory Angina

VANCOUVER and MINNEAPOLIS  via NewMediaWire -- Neovasc,  Inc. ("Neovasc" or the "Company") (NASDAQ, TSX: NVCN) today announced that the German Institute for the Hospital Remuneration System("InEK") has awarded the Neovasc Reducer™ ("Reducer"), a CE-Marked medical device for the treatment of refractory angina, NUB Status 1 designation once again for 2021.

New examination and treatment methods (NUBs) are comprised of novel and innovative medicines, medical products and procedures that can be utilized by hospitals before reaching full reimbursement eligibility. The NUB process opens the path for negotiations between hospitals and health insurers for the reimbursement of new medical treatments in the German healthcare system. InEK is responsible for prioritizing new therapies in Germany through the NUB process.

InEK renewed the status of the Neovasc Reducer as Status 1 - the highest priority designation available. The NUB decision is valid for one year and can be renewed annually. For 2021, 241 German hospitals applied for the Reducer NUB, and they can now negotiate full reimbursement coverage for the Neovasc Reducer therapy. For 2020, a total of 182 hospitals had applied - the increase suggests continued interest in Reducer therapy in Germany.

Fred Colen, Chief Executive Officer of Neovasc, commented, "We are pleased that the German reimbursement authorities have once again granted the Reducer NUB Status 1. Our team has been focused on securing broad reimbursement coverage for Reducer so that more patients can benefit from the therapy. Obtaining NUB Status 1 for 2021 is an important component of our overall strategy."

About Reducer

The Reducer is CE-marked in the European Union for the treatment of refractory angina, a painful and debilitating condition that occurs when the coronary arteries deliver an inadequate supply of blood to the heart muscle, despite treatment with standard revascularization or cardiac drug therapies. It affects millions of patients worldwide, who typically lead severely restricted lives as a result of their disabling symptoms, and its incidence is growing. The Reducer provides relief of angina symptoms by altering blood flow within the myocardium of the heart and increasing the perfusion of oxygenated blood to ischemic areas of the heart muscle. Placement of the Reducer is performed using a minimally invasive transvenous procedure that is similar to implanting a coronary stent and is completed in approximately 20 minutes.

While the Reducer is not approved for commercial use in the United States, the FDA granted Breakthrough Device designation to the Reducer in October 2018. This designation is granted by the FDA in order to expedite the development and review of a device that demonstrates compelling potential to provide a more effective treatment or diagnosis of life-threatening or irreversibly debilitating diseases. In addition, there must be no FDA approved treatments presently available, or the technology must offer significant advantages over existing approved alternatives.

Refractory angina, resulting in continued symptoms despite maximal medical therapy and without revascularization options, is estimated to affect 600,000 to 1.8 million Americans, with 50,000 to 100,000 new cases per year.

About Neovasc Inc.

Neovasc is a specialty medical device company that develops, manufactures and markets products for the rapidly growing cardiovascular marketplace. Its products include Reducer, for the treatment of refractory angina, which is not currently commercially available in the United States and has been commercially available in Europe since 2015, and Tiara(TM) for the transcatheter treatment of mitral valve disease, which is currently under clinical investigation in the United States, Canada, Israel and Europe. For more information, visit: www.neovasc.com.

Investors

Mike Cavanaugh

Westwicke/ICR

Phone: +1.646.877.9641

 Mike.Cavanaugh@westwicke.com

Media

Sean Leous

Westwicke/ICR

Phone: +1.646.866.4012

 Sean.Leous@westwicke.com

Forward-Looking Statement Disclaimer

Certain statements in this news release contain forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws that may not be based on historical fact. When used herein, the words "expect", "anticipate", "estimate", "may", "will", "should", "intend," "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements may involve, but are not limited to, our ability to commercialize Reducer or otherwise expand its use or access to Reducer therapy, the Company's ability to successfully navigate the complex reimbursement process in Germany, the Company's ability to build on progress and optimize the value of its devices, the expansion of its product range, growth opportunities in Germany or otherwise in Europe, continued interest in Reducer therapy in Germany or elsewhere, prospects for regulatory approvals and the growing cardiovascular marketplace. Forward-looking statements are based on estimates and assumptions made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, market and other conditions as well as other factors that the Company believes are appropriate in the circumstances. Many factors could cause the Company's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of the Company's Annual Report on Form 20-F and in the Management's Discussion and Analysis for the three and nine months ended September 30, 2020 (copies of which may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on the Company's forward-looking statements. The Company has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.